Brittany S. Speas
Counsel
The Lincoln National Life Insurance Company
100 N. Greene Street
Greensboro, North Carolina 27401
Telephone: (743) 867-0064
Brittany.speas@lfg.com

VIA EDGAR

May 7, 2024

Mr. Alberto Zapata
Senior Counsel
Disclosure Review and Account Office
Division of Investment Management
Securities and Exchange Commission
Room 8634; Mail Stop 8629
100 F Street, N. E.
Washington, DC 20549-0506

Re: Lincoln Life Flexible Premium Variable Life Account M
      The Lincoln National Life Insurance Company
File No: 333-276646; 811-08557; CIK: 0001048607
      Initial Registration Statement, Form N-6
      Lincoln AssetEdge® VUL 2022
      Lincoln AssetEdge® VUL 2022-2

Dear Mr. Zapata:

This letter is in response to the comments received by telephone March 25, 2024.  The attached prospectus for Lincoln AssetEdge® VUL 2022 is blacklined to reflect the changes requested.  Corresponding changes will be applied to the Lincoln AssetEdge®  VUL 2022-2 of the registration statement, as applicable.

1.	Special Terms – (p. 4) . Please add the term No-Lapse Premium.

Response: This term has been added.

2.
Indexed Account Options – (p. 24).  Please add additional disclosure to the last sentence of the first paragraph “Please consult your registered representative to determine which Indexed Account Options are available to you.”

Response: This sentence has been revised to read as follows:  Please consult your registered representative to determine which Indexed Account Options are available to you and which may be appropriate investments for you.  Also please refer to the “Principal Risks of Investing in the Policy” section of this prospectus for additional information.

3.	Policy Charges and Fees – (p. 26). The last sentence of the fourth paragraph seems to be repetitive with the last paragraph of this section.
Response: We have deleted the sentence within the fourth paragraph and have added the following language to the last paragraph:  (Please see the “Lapse and Reinstatement” and “No-Lapse Provision” sections of this prospectus for additional information.)

4.	Rider Charges – (p. 31). Please explain why the Overloan Protection Rider has been removed.

Response:  The Overloan Protection Rider has been replaced with the Enhanced Overloan Protection Endorsement and does not have a charge associated with it.

5.	Enhanced Overloan Protection Endorsement – (p. 41). Please explain No. 3 “Upon lapse if not protected by the Enhanced Overloan Protection Endorsement” under the Termination of Rider.

Response:  If this Endorsement and the advantages it provides, is not chosen at issue with the Policy, the policy may lapse due to insufficient value.

6.
No-Lapse Provision – (p. 74).  Please change the last paragraph of this section to read as follows:  If the Lincoln Enhanced Acceleration Rider is issued on your Policy, the No-Lapse Premium may decrease.

Response:  This  sentence has been revised accordingly.

Thank you for your attention to this filing, and your review and comments. Please call me at the number provided above with any questions or additional comments.

Sincerely,

/s/Brittany S. Speas

Brittany S. Speas

Net Premium Payment—An amount equal to the Premium Payment, minus the Premium Load.
No-Lapse Premium—A cumulative Premium required to maintain the No-Lapse Provision, preventing your Policy from lapse.
Non-Guaranteed Elements (NGEs)—Any element within this Policy that affects the costs or values of the Policy and which may be changed at our discretion after this Policy is issued. NGEs includ~~e~~ the Cost of Insurance ~~ratesRates~~, Mortality and Expense Risk (“M&E”) Charge Rate, Premium Load, Monthly Administrative Fee, interest rate used to credit the Fixed Account and Holding Account, ~~and~~ Persistency Bonus Rate, and interest rate used to credit the Loan Account.
Owner—The person or entity designated as Owner in the Policy Specifications unless a new Owner is thereafter named, and we receive written notification of such change.
Partial Surrender—A withdrawal of a portion of your policy values.
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Participation Rate—reflects how much of the positive performance of the S&P 500 Index or the Fidelity AIM Dividend Index you will be able to realize under the Indexed Account Options you have chosen.
Planned Premium—The amount of periodic Premium (as shown in the Policy Specifications) you have chosen to pay the Company on a scheduled basis. This is the amount for which we send a Premium reminder notice.
Policy Anniversary—The same date (month and day) each Policy Year equal to the Policy Date, or the next Valuation Day if the Policy Anniversary is not a Valuation Day or is nonexistent for the year.
Policy Date—The date (shown on the Policy Specification pages) on which life insurance begins if the initial Premium has been paid.
Policy Lapse—The day on which coverage under the Policy ends as described in the Grace Period.
Policy Loan—The amount you have borrowed against the Surrender Value of your Policy.
Policy Loan Interest—The charge made by the Company to cover the cost of your borrowing against your Policy.
Policy Month— The period from one Monthly Anniversary Day up to, but not including, the next Monthly Anniversary Day.
Policy Specifications—The pages of the Policy which show your benefits, Premium, costs, and other policy information.
Policy Year—Twelve month period(s) beginning on the Policy Date and extending up to but not including the next Policy Anniversary.
Premium (Premium Payment)—The amount paid to us for a life insurance policy.
Premium Load—A deduction from each Premium Payment which covers certain policy-related state and federal tax liabilities as well as a portion of the sales expenses incurred by the Company.
Reduction in Specified Amount—A decrease in the Specified Amount of your Policy.
Right to Examine Period—The period during which the Policy may be returned to us for cancellation.
SAI—Statement of Additional Information.
SEC—The Securities and Exchange Commission.
Segment—A portion of the Indexed Account created each time a transfer is made from the Holding Account to the Indexed Account, that lasts for a 12-month term and is eligible for Indexed Credits at the Segment Maturity Date.
Segment Maturity Date—The date when a Segment matures, which is at the end of the 12-month term.
Separate Account Value (Variable Accumulation Value)—An amount equal to the values in the Sub- Accounts.
Specified Amount (Initial Specified Amount)—The amount chosen by you which is used to determine the amount of death benefit and the amount of rider benefits, if any. The Specified Amount chosen at the time of issue is the “Initial Specified Amount”. The Specified Amount may be increased or decreased after issue if allowed by and described in the Policy.
Sub-Account(s)—Divisions of the Separate Account created by the Company to which you may allocate your Net Premium Payments and among which you may transfer Separate Account Values.
Surrender Charge—The charge we may make if you request a Full Surrender of your Policy or request a Reduction in Specified Amount. The Surrender Charge

exception to this is if the Indexed Account itself is discontinued. In such a case, you will be able to transfer your Policy values held in the Indexed Account to the Fixed Account or one or more Sub-Accounts of your choosing. Please consult your registered representative to determine which Indexed Account Options are available to you and which may be appropriate investments for you. Also please refer to the “Principal Risks of Investing in the Policy” section of this prospectus for additional information.
Any money allocated to the Indexed Account will first be deposited into the Holding Account (see section headed “Policy Values” for a more detailed discussion on Holding Account Value). On the 15th day of the calendar month, any money in the Holding Account will be applied to the Indexed Account Option(s) you have selected per your allocation instructions. This will begin a new “Segment”, which is a portion of the Indexed Account created each time a transfer is made from the Holding Account to the Indexed Account. A Segment lasts for a 12-month term and is eligible for Index Credits (see below) at the “Segment Maturity Date” (the last day of the 12-month term). Each such application to an Indexed Account Option starts a new Segment. You may have multiple Segments at any given time. You may elect ongoing allocations to a new Segment by providing allocation instructions on the segment maturity allocation form. At the end of the Segment, if you do not provide instructions to us you will be reallocated in accordance to the instructions we have on file.
You may be limited to the maximum amount you may allocate to the Indexed Account in any Policy Year as shown in your Policy Specifications.
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Indexed Account Options are eligible for non-guaranteed Indexed Interest (“Index Credits”) which is linked to the percentage change of the Index from the start to the end of the Segment. Each Indexed Account Option determines the crediting rate through a different method by employing a Cap, Floor and/or a Participation Rate, which are declared at the beginning of each Segment. If applicable, a Cap is the highest interest rate that can be applied to a Segment on an Indexed Account Option. If applicable, a Floor is a guaranteed minimum interest rate regardless of
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the performance in the S&P 500 Index or the Fidelity AIM Dividend Index. If applicable, the Participation Rate reflects how much of the positive performance of the S&P 500 Index or the Fidelity AIM Dividend Index you will be able to realize under the Indexed Account Options you have chosen. The guaranteed minimum Cap, Floor and Participation Rate is shown in your Policy Specifications. Subsequent Caps, Floor and Participation Rates may differ, but will never be less than the guaranteed minimum rate. Please contact your registered representative or the Administrative Office to determine the current Cap, Floor and Participation Rate. For all Indexed Account Options, Index Credits are applied on the Segment Maturity Date at a rate guaranteed to be no less than that shown in your Policy Specifications. We will declare the Index Participation Rate and Index Growth Cap for each Indexed Account Option offered onto your self-service account portal no less than 10 days prior to the Indexed Allocation date.
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S&P 500 Index Options
Conserve Indexed Account Option. The Conserve Indexed Account Option will be credited:
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a)	the full percentage increase of the S&P 500 Index during the term of the Segment, up to the Cap, and subject to the Floor and the Participation Rate.
Perform Indexed Account Option. The Perform Indexed Account Option will be credited:
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a)	the full percentage increase of S&P 500 the Floor, the Participation Rate; and
b)	an Index Credit Enhancement.
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Fidelity AIM  Dividend Index Options
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Index during the term of the Segment, up to the Cap, and subject to

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In doing our analysis of whether an adjustment should be made, we first determine which group or groups of policies should be considered together (called a “Redetermination Class”) in making our assessments. These Redetermination Classes may be different from those used when the Policy charges were first determined and different Redetermination Classes may be used when adjusting each NGE or when making adjustments at different points in time. Redetermination Classes will consist of policies with similar characteristics, which may include one or more of the following but are not limited to: Specified Amount, Policy Date, policy duration, Premiums paid, source of Premium, Policy ownership structure, underwriting type, sales distribution method, the Insured’s age, ~~Gendergender~~, and Premium Classes, ~~requested~~ increases in Specified Amount, issue state, policy form, and the presence and attributes of Policy features and benefits and optional Riders. It is important to note that any change will apply consistently to all individuals of the same Redetermination Class.
In addition to policy charges, the investment advisor for each of the Underlying Funds deducts a daily charge as a percent of the value in each Underlying Fund as an asset management charge. The charge reflects asset management fees of the investment advisor. Other expenses are incurred by the Underlying Funds (including 12b-1 fees for Class 2 shares and other expenses) and deducted from Underlying Fund assets as described in the fund prospectus. Values in the Sub-Accounts are reduced by these charges. Future Underlying Fund expenses may vary. Detailed information about charges and expenses incurred by an Underlying Fund is contained in each Underlying Fund’s prospectus.
The Monthly Deductions, including the Cost of Insurance Charges, will be deducted from the value of each Sub- Account and the Fixed Account in the same proportion as the balances invested in the total of such account(s) as of the date on which deduction is made, unless you and we agree otherwise in writing. If insufficient value exists from the Fixed Account and any Sub-Accounts to cover the Monthly Deduction, value will be deducted from the Holding Account. If insufficient value exists in the Holding Account, value will be deducted from the most recently opened Segment in the Indexed Account and will continue in successive order on a last in- first out basis until the cost of the Monthly Deduction has been satisfied. If multiple Segments were opened on the same Indexed Account Allocation Date, a prorated portion will be taken from each Segment. The M&E Charge will be subtracted as described in the “M&E Charge” provision. Currently we will permit you to designate the specific Sub-Accounts and/ or the Fixed Account from which you wish Monthly Deductions to be deducted. However, we reserve the right to terminate or change this practice upon notice to you. Indexed Account charges, if any, will be deducted as explained in each Indexed Account Option Specifications. ~~If the Surrender Value is less than the Monthly Deduction for the current Policy Month, and the No-Lapse Test is not met during the No-Lapse period or the No-Lapse Period has expired, this Policy may enter the Grace period as described in the Grace Period provision.~~
If you have selected designated Sub-Accounts, and in a given month there is not sufficient value in one or more of those Sub-Accounts to cover the Monthly Deduction, we will deduct the remaining Monthly Deduction from the Sub-Accounts which have value in the same proportion as the balances invested in the total of such account(s) as of the day the deduction is made. If insufficient value exists from the Sub-Accounts (Fixed Account allocation not elected) to cover the Monthly Deduction, value will be deducted from the Holding account. If insufficient value exists in the Holding Account, value will be deducted from the most recently opened Segment in the Indexed Account and will continue in successive order on a last in- first out basis until the cost of the Monthly Deduction has been satisfied. The Monthly Deductions are made on the “Monthly Anniversary Day” (the Policy Date and the same day of each month thereafter). If the day that would otherwise be a Monthly Anniversary Day is non-existent for that month, or is not a Valuation Day, then the Monthly Anniversary Day is the next Valuation Day. You may select or change designated Sub-Accounts at any time prior to a Monthly Anniversary Day by contacting our Administrative Office.
If the Surrender Value is insufficient to cover the current Monthly Deduction, you have a 61-day Grace Period to make a payment sufficient to cover that deduction. If payment is not received before the end of the Grace Period,

No-Lapse Provision
Your Policy includes a No-Lapse Provision, if available to you under our underwriting guidelines. This means that if this provision is available to you your Policy will not lapse as long as you have paid the required No-Lapse Premium. The No-Lapse Premium is the cumulative Premium required to maintain the No-Lapse Provision, preventing your Policy from lapse, and is shown in the Policy Specifications.
There is no difference in the calculation of policy values and death benefit between a Policy that has the No-Lapse Provision, and a Policy that does not. This is true whether or not the No-Lapse Provision is active and keeping the Policy from lapsing.
There is no charge for this feature. The length of the No-Lapse period is determined by the Insured’s issue age, and is shown in the Policy Specifications.
If, on the Policy Date, the Insured is:                                                                                            The No-Lapse period is:
•	Ages XX, XX years
•	Age XX, XX years
•	Age XX, XX years
•	Age XX, XX years
•	Age XX, XX years
•	Age XX, XX years
•	Age XX, XX years
•	Age XX, XX years
•	Age XX, XX years
•	Age XX, XX years
•	Age XX XX years

The Policy will not lapse even if the Surrender Value is insufficient to meet the Monthly Deductions, as long as the sum of all Premium Payments (less any Partial Surrenders) accumulated at XX%, less any Debt, is at least equal to the sum of the No-Lapse Premiums due since date of issue (shown in the Policy Specifications) accumulated at XX% interest.
If you fail to satisfy the requirements for the No-Lapse Provision, and you have paid insufficient Premium to cover your Monthly Deductions, the Policy, after Grace Notice and expiration of the Policy’s Grace Period, will lapse.
If this provision is available to you, your No-Lapse Premium is shown on the Policy Specifications pages. To determine if you are meeting the cumulative Premium Payment required to retain the No-Lapse Protection, review your most recent quarterly statement or contact our Administrative Office.
If the No-Lapse Provision terminates, the Premiums you must pay to keep the Policy in force may be significantly higher than the No-Lapse Premium would have been. If you pay only the minimum Premium needed to keep the No-Lapse Provision in force, you may be foregoing the potential for increased Accumulation Value that higher Premium Payments could provide.
Your Policy may also include the Enhanced Overloan Protection Endorsement. If this rider is issued with your Policy, you meet the requirements as described in this rider and have elected this benefit, your Policy will not lapse solely based on Debt exceeding the Surrender Value. It is a limited benefit in that it does not provide any additional death benefit or any increase in Accumulation Value. Also, it does not provide any type of market performance guarantee.
If the Lincoln Enhanced Acceleration Rider is issued on your Policy the No-Lapse Premium may decrease. ~~If the Lincoln Enhanced Acceleration Rider is not issued on your Policy the No-Lapse Premium will increase.~~

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